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Rye, NY 10580-1435-1422
Tel. (914) 921-7732
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pgoldstein@gabelli.com



GAMCO Asset Management Inc.

October 27, 2010

Mr. Kevin McMullen
Chairman and CEO
OMNOVA Solutions Inc.
175 Ghent Rd.
Fairlawn, OH 44333

Dear Mr. McMullen:

GAMCO Asset Management Inc. and its affiliates, on behalf of our clients, is the beneficial owner of approximately 9.7% of the outstanding shares of OMNOVA.   Last week, a number of your employees visited us and conducted a brief demonstration outside our offices. Two of the employees, along with a union representative, came in to our offices and said they were representing their union, Local 748L of the United Steelworkers (USW).   They advised us that 180 members of their local union had been on strike at your wallcoverings facility in Columbus, Mississippi for five months.

The workers told us about some of the issues they were facing in contract negotiations and about what their families were going through as a result of the strike.

While we are not familiar with the issues involved in this dispute, and do not wish to interfere with OMNOVA'S labor relations, I am sure that we share the desire of all concerned to have this matter amicably resolved.

Sincerely,

Peter D. Goldstein
Director of Regulatory Affairs